UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.

510 Bering Drive, Suite 500

Houston, Texas 77057-1457

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP.

401(K) PLAN

PAGE
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4

Schedule

1. Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

Signature	10

EXHIBIT

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator for the

    Crown Castle International Corp.

    401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of formulating an opinion on the financial statements taken as a whole. The supplemental schedule included as Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 11, 2004

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Interest bearing cash	$—	$19,048
Investments, at fair value (note 3):
Registered investment companies	18,660,634	12,575,433
Common stock	1,870,391	505,957
Participant loans	318,882	218,484

Total investments	20,849,907	13,299,874

Receivables:
Employer contributions	1,103,249	1,068,216
Participant contributions	100,010	—
Other receivables	2,194	—

Total receivables	1,205,453	1,068,216

Net assets available for benefits	$22,055,360	$14,387,138

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net realized gain (loss) and unrealized appreciation (depreciation) on investments (note 3)	$4,055,822	$(2,690,988)
Dividends and interest	227,325	93,017

Total investment income (loss)	4,283,147	(2,597,971)

Contributions:
Employer, net of forfeitures	1,862,819	2,516,889
Participant	3,456,121	3,872,979
Rollovers	201,409	441,650

Total contributions	5,520,349	6,831,518

Total additions	9,803,496	4,233,547

Deductions from net assets attributed to:
Benefits paid to participants	2,076,033	2,005,162
Administrative expenses	59,241	62,117

Total deductions	2,135,274	2,067,279

Net increase	7,668,222	2,166,268

Net assets available for benefits:
Beginning of year	14,387,138	12,220,870

End of year	$22,055,360	$14,387,138

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). For the period from January 1, 2002 through January 31, 2003, PNC Bank, N.A. was the trustee of the Plan and served as both the custodian and the recordkeeper. For the period from February 1, 2003 through December 31, 2003, The Charles Schwab Trust Company was the trustee of the Plan, and Schwab Retirement Plan Services, Inc. served as custodian and recordkeeper. The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

(b)	Contributions

Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $12,000 for participants under age 50. Participants who are age 50 and older can contribute an additional $2,000 for a total of $14,000. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and Crown Castle International Corp. Common Stock Fund as of December 31, 2003. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company’s board of directors. Contributions are subject to certain limitations.

(c)	Participant Accounts

Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

(e)	Participant Loans

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of prime + 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

4	(Continued)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Payment of Benefits

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

(g)	Forfeitures

Company contributions and earnings thereon that have not become vested, and have been forfeited by the withdrawal of participants’ savings in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan. Excess forfeitures are applied to reduce the Company’s contributions required under the Plan. Amounts forfeited were $106,614 and $228,123 in 2003 and 2002, respectively.

(h)	Termination of Plan

In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b)	Investment Income

Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

Investment transactions are accounted for on a trade-date basis.

5	(Continued)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

(d)	Contributions

Participant contributions are recorded on a biweekly basis as they are withheld from the participant’s wages.

(e)	Distributions to Participants

Distributions to participants are recorded when applications for withdrawals are processed by the recordkeeper.

(f)	Expenses

Administrative expenses are paid for by the Plan.

(3)	Investment Programs

Schwab Retirement Plan Services, Inc. acted as custodian of the Plan assets as of December 31, 2003. The funds listed below were the investment options for salary reduction contributions as of December 31, 2003. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

• Ariel Appreciation Fund	• Schwab MarketTrack Conservative Portfolio
• Armada Small Cap Value Fund	• Schwab MarketTrack Growth Portfolio
• Columbia Acorn Z Fund	• Schwab Stable Value Fund
• Jensen J Fund	• Strong Government Securities
• One Group Bond Fund	• Templeton Foreign A Fund
• Schwab 1000 Fund	• Van Kampen Growth & Income A Fund
• Schwab MarketTrack Balanced Portfolio	• Crown Castle International Corp. Stock Fund

6	(Continued)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31
	2003		2002
BlackRock Money Market Portfolio	$	N/A	$1,258,063
Janus Advisor Capital Appreciation Fund		N/A	2,626,109
Janus Advisor Growth & Income Fund		N/A	1,334,494
Janus Advisor Worldwide Fund		N/A	880,443
Fidelity Advisor Mid-Cap Fund		N/A	1,313,548
American Balanced Fund		N/A	843,650
Ariel Appreciation Fund		2,132,421	N/A
Jensen J Fund		5,853,558	N/A
Schwab 1000 Fund		2,677,401	N/A
Schwab Stable Value Fund		1,155,150	N/A
Templeton Foreign A Fund		2,064,989	N/A
Van Kampen Growth & Income A Fund		1,117,994	N/A
Crown Castle International Corp. Stock Fund		1,870,391	N/A

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,055,822 and $(2,690,988), respectively, as follows:

	2003	2002
Mutual funds	$2,982,768	$(2,276,688)
Common stock	1,073,054	(414,300)

	$4,055,822	$(2,690,988)

7	(Continued)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Net assets:
Common stock	$1,870,391	$505,957

Year ended December 31, 2003
Changes in net assets:
Contributions	$430,010
Net appreciation	1,073,054
Participant withdrawals	(138,241)
Administrative expenses	(389)

$1,364,434

(5)	Federal Income Taxes

The Company adopted a Non-Standardized Profit Sharing Plan with a cash or deferred arrangement and has requested a favorable determination letter from the Internal Revenue Service. The determination letter has not yet been received. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Plan and the Internal Revenue Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(6)	Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot generally exceed the lesser of $50,000 or one-half of a participant’s total vested account balance. The loans bear interest at rates determined by the plan administrator, generally 1% above the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Schedule 1

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

EIN: 76-0470458

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Ariel Capital Management LLC	Ariel Appreciation Fund	$2,132,421
Armada Funds	Armada Small Cap Value Fund	344,471
Columbia Wagner Asset Management	Columbia Acorn Z Fund	685,539
Jensen Funds	Jensen J Fund	5,853,558
One Group Funds	One Group Bond Fund	845,746
* The Charles Schwab Trust Company	Schwab 1000 Fund	2,677,401
* The Charles Schwab Trust Company	Schwab MarketTrack Balanced Portfolio	963,641
* The Charles Schwab Trust Company	Schwab MarketTrack Conservative Portfolio	62,065
* The Charles Schwab Trust Company	Schwab MarketTrack Growth Portfolio	164,182
* The Charles Schwab Trust Company	Schwab Stable Value Fund	1,155,150
Strong Funds	Strong Government Securities	593,477
Templeton Global Advisors Limited	Templeton Foreign A Fund	2,064,989
Van Kampen Funds	Van Kampen Growth & Income A Fund	1,117,994
* Crown Castle International Corp.	Common stock	1,870,391
* Participants	Participant loans with various rates of interest from 5.00% to 10.50% and various maturity dates through 2005	318,882

		$20,849,907

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN
(Name of Plan)

By	/s/ WESLEY D. CUNNINGHAM
Wesley D. Cunningham
Senior Vice President, Chief Accounting Officer and Corporate Controller

Date: June 28, 2004